UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

STAAR Surgical Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

852312305
(CUSIP Number)

Neal C. Bradsher 724 Fifth Avenue, 9th Floor New York, New York 10019
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	852312305

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadwood Partners, L.P. (1)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,614,515

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER		[_]

3,614,515

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,614,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.3%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	852312305

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadwood Capital, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,614,515

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER		[_]

3,614,515

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,614,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.3%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	852312305

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Neal C. Bradsher

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

25,900

8.	SHARED VOTING POWER

3,614,515

9.	SOLE DISPOSITIVE POWER

25,900

10.	SHARED DISPOSITIVE POWER		[_]

3,614,515

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,640,415

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	852312305

Item 1.	Security and Issuer.

STAAR Surgical Company, Common Stock, par value $0.01 per share (the “Shares”) STAAR Surgical Company 1911 Walker Avenue Monrovia, California 91016

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by Broadwood Partners, L.P. (“Broadwood Partners”), Broadwood Capital, Inc. (“Broadwood Capital”), the general partner of Broadwood Partners and Neal C. Bradsher, the President of Broadwood Capital (each of Broadwood Partners, Broadwood Capital and Neal C. Bradsher may be referred to herein as a “Reporting Person” and collectively may be referred to as “Reporting Persons”).

(b)
Broadwood Partners is a Delaware limited partnership with its principal business address at 724 Fifth Avenue, 9th Floor, New York, New York 10019.  Broadwood Capital is a New York corporation with its principal business address at 724 Fifth Avenue, 9th Floor, New York, New York 10019.  Neal C. Bradsher is a United States citizen whose principal business address is c/o Broadwood Capital, Inc., 724 Fifth Avenue, 9th Floor, New York, New York 10019.

	(c)	The Shares reported herein are held in the name of the Broadwood Partners and Neal C. Bradsher.

	(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof Broadwood Partners may be deemed to beneficially own 3,614,515 Shares.

As of the date hereof Broadwood Capital may be deemed to beneficially own 3,614,515 Shares.

As of the date hereof Neal C. Bradsher may be deemed to beneficially own 3,640,415 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their Shares of the Issuer for investment purposes.

The Reporting Persons have no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.  The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

The Reporting Persons have been and may continue to be in contact with members of the Issuer’s management, the Issuer’s Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to improve shareholder value.

The Reporting Persons continue to closely monitor the substantial and ongoing improvement in the Issuer's business results that has followed its implementation of the governance reforms that the Reporting Persons requested in their letter of April 8, 2005.  In the opinion of the Reporting Persons, the Issuer's international business is performing well; however, the U.S. business has not grown sufficiently, although recent changes in strategy and management appear likely to accelerate domestic growth over time.  The Reporting Persons support the Issuer’s changes to its U.S. sales and marketing strategy and its ongoing efforts to adopt an appropriate cost structure for its U.S. operations.  The Reporting Persons intend to continue to closely monitor results in these areas, and may seek additional changes in strategy and management if success is not achieved within a reasonable period of time. Because the Issuer's revenue growth and margin improvement have not yet been reflected in its stock price, the Reporting Persons also continue to oppose any proposed acquisition of the Issuer at a price that does not represent a very large premium to its current market value.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 3,614,515 Shares, constituting 12.3% of the Shares of the Issuer, based upon the 29,381,009 Shares deemed outstanding as of August 7, 2007.

Broadwood Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,614,515 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,614,515 Shares.

Broadwood Partners specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 3,614,515 Shares, constituting 12.3% of the Shares of the Issuer, based upon the 29,381,009 Shares deemed outstanding as of August 7, 2007.

Broadwood Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,614,515 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,614,515 Shares.

Broadwood Capital specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, Neal C. Bradsher may be deemed to be the beneficial owner of 3,640,415 Shares, constituting 12.4% of the Shares of the Issuer, based upon the 29,381,009 Shares deemed outstanding as of August 7, 2007.

Neal C. Bradsher has the sole power to vote or direct the vote of 25,900 Shares; has the shared power to vote or direct the vote of 3,614,515 Shares; has sole power to dispose or direct the disposition of 25,900 Shares; and has shared power to dispose or direct the disposition of 3,614,515 Shares.

Neal C. Bradsher specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c)
The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B.  All such transactions were effected in transactions with brokers.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement. Exhibit B: Schedule of Transactions in the Shares of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROADWOOD PARTNERS, L.P.
By:	Broadwood Capital, Inc.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

BROADWOOD CAPITAL, INC.*

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

/s/ Neal C. Bradsher *
NEAL C. BRADSHER *

August 27, 2007

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of STAAR Surgical Company.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 27th day of August, 2007.

BROADWOOD PARTNERS, L.P.
By:	Broadwood Capital, Inc.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

BROADWOOD CAPITAL, INC.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

/s/ Neal C. Bradsher
NEAL C. BRADSHER

Exhibit B

TRANSACTIONS IN THE SHARES

TRANSACTIONS IN THE SHARES BY BROADWOOD PARTNERS

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
06/29/2007	18,605	$3.80
07/02/2007	29,116	$3.80
07/03/2007	3,100	$3.80
07/12/2007	18,600	$3.77
07/13/2007	10,000	$3.77
07/16/2007	3,300	$3.75
07/20/2007	2,150	$3.71
07/20/2007	200	$3.70
07/20/2007	100	$3.69
07/20/2007	6,823	$3.68
07/20/2007	200	$3.66
07/23/2007	6,650	$3.69
07/23/2007	1,000	$3.69
07/23/2007	200	$3.66
07/24/2007	1,832	$3.69
07/27/2007	2,700	$3.66
07/30/2007	9,540	$3.66
07/30/2007	300	$3.63
08/01/2007	6,735	$3.61
08/07/2007	850	$3.61
08/07/2007	9,150	$3.60
08/07/2007	5,100	$3.58
08/07/2007	4,900	$3.56
08/07/2007	10,000	$3.53
08/07/2007	6,054	$3.44
08/07/2007	1,000	$3.43
08/07/2007	1,050	$3.42
08/07/2007	400	$3.415
08/07/2007	4,300	$3.41
08/07/2007	3,000	$3.40
08/07/2007	200	$3.39
08/07/2007	300	$3.38
08/07/2007	200	$3.37
08/07/2007	200	$3.36
08/07/2007	1,709	$3.33
08/08/2007	10,000	$3.41
08/08/2007	5,000	$3.36
08/08/2007	900	$3.34
08/09/2007	1,000	$3.41
08/10/2007	5,000	$3.41
08/10/2007	5,000	$3.38
08/10/2007	8,700	$3.36
08/10/2007	6,300	$3.31
08/10/2007	800	$3.26
08/13/2007	4,400	$3.31
08/13/2007	600	$3.29
08/13/2007	5,000	$3.28
08/13/2007	5,000	$3.26
08/13/2007	5,000	$3.23
08/13/2007	3,787	$3.21
08/15/2007	5,000	$3.21
08/15/2007	300	$3.18
08/16/2007	3,987	$3.18
08/17/2007	2,867	$3.18
08/21/2007	5,000	$3.18
08/21/2007	5,000	$3.16
08/21/2007	5,000	$3.13
08/22/2007	5,000	$3.11
08/22/2007	5,000	$3.08
08/22/2007	5,000	$3.05
08/22/2007	20,000	$3.01
08/22/2007	10,000	$3.00
08/22/2007	10,000	$2.99
08/22/2007	10,000	$2.97
08/23/2007	10,000	$2.95
08/23/2007	10,000	$2.93
08/23/2007	10,000	$2.91
08/23/2007	10,000	$2.89
08/23/2007	10,000	$2.87
08/23/2007	10,000	$2.85
08/23/2007	4,209	$2.83
08/24/2007	2,313	$2.83

SK 22056 0001 805108